

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Rick Bentley
Chief Executive Officer
Cloudastructure, Inc.
150 SE 2nd Ave, Suite 300
Miami, FL 33131

  Re: Cloudastructure, Inc.
    Amendment No. 2 to Offering Circular on Form 1-A
    Filed March 8, 2022
    File No. 024-11782

Dear Mr. Bentley:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

The Company's Business
Recent Developments, page 28

1. We note your disclosure that you recently received a subpoena from the SEC and that the subpoena seeks documents from January 1, 2018 through the date of the subpoena. Please revise to provide more robust disclosure regarding the nature and scope of the investigation, to your knowledge, the facts underlying the subpoena, and how it relates to your business and/or offering. Discuss any potential material impact on the company.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanne Campanelli